UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2013

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 22, 2013, Stratus Technologies Bermuda Holdings Ltd. issued a press release announcing the commencement by its wholly owned subsidiaries Stratus Technologies Bermuda Ltd. (the “Bermuda Issuer”) and Stratus Technologies, Inc. (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”) of an offer to purchase (the “Excess Cash Flow Offer”) up to 5,000 of the Issuers’ outstanding units (the “Units”), each such Unit comprised of $480 principal amount of 12% Senior Secured Notes due 2015 of the Bermuda Issuer and $520 principal amount of 12% Senior Secured Notes due 2015 of the U.S. Issuer, pursuant to the terms of Section 5.15 of the Indenture, dated as of April 8, 2010, among the Bermuda Issuer, the U.S. Issuer and The Bank of New York Mellon Trust Company N.A., as trustee and collateral agent. A copy of the press release relating to the Excess Cash Flow Offer is attached as Exhibit 1 hereto.

Exhibits

Exhibit No.	Description

1	Press Release, dated May 22, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: May 22, 2013	By:	/s/ Robert C. Laufer
	Name:	Robert C. Laufer
	Title:	Vice President and Treasurer